Quest’s primary mission is to continue to grow our business without compromising the principles that are the foundation of our achievements. With success comes many challenges, which is why Quest has gone to great lengths to ensure that we have the right senior leadership team in place to execute the Company’s growth strategies and long-term goals.

As Quest has grown and thrived, senior management has implemented a decision-making model that is applied to all business decisions, including the evaluation of prospective loans. By making the right choices, we deploy our financial capital in an intelligent way.

Our business is built on the principle that, through the application of this model, we will strive to reduce capital risk, while achieving an above average rate of return.

Financial Highlights

Implementing a program of structured growth and sticking to its investment principles allowed Quest to continue to improve its financial performance in 2006, both in terms of revenue and earnings per share. For the year ended December 31, 2006, earnings per share before taxes increased by 59% over the previous year. Earnings per share before taxes were $0.27 per share.

In 2006, Quest continued its steady growth and evolution as its net asset base grew by 56% to $277.4 million, due in large part to $63.6 million in equity financings. Quest continued to experience strong growth in commercial and industrial real estate, its core lending business.

Quest demonstrated the success of its investment strategy for the third consecutive year. Quest’s return on equity was 14% in 2004, 17% in 2005 and 19% in 2006.

The soundness of Quest’s investment principles was supported in 2006 by a continued year-over-year increase in the loan portfolio. The portfolio grew by 116% during the year to $269.5 million from $124.5 million in 2005.

Quest continued its strong growth in 2006, issuing $279.2 million in new loans, as compared to $173.7 million in 2005. This is a 61% increase in loan volume in 2006.

Quest continued to refine its focus on real estate in 2006. At year-end, 87% of the loan portfolio was in first and second mortgages, primarily in British Columbia and Alberta, with 12% of the portfolio in the resources sector, and 1% allocated to other sectors.

Total assets $310.4M

Ensuring that capital is efficiently deployed is Quest’s primary goal, and a key driver of the Company’s growth and evolution. At December 31, 2006, the Company’s capital was substantially deployed in loans and investments.

Chairman’s Message

Since I joined Quest as Executive Chairman in 2005, our team has worked together to put the best systems and individuals in place to execute our shared vision for Quest’s future.
By focusing on the fundamentals of our investment strategy - principal protection, yield, and upside participation - we have been able to garner the support of the investment community, which has allowed us to increase our capital base. The net result has been a tripling of our loan portfolio and asset base over the past two years. The increase in Quest’s size and relevance has added to the visibility of your company, which has been reflected in the stock performance. While our business plan continues to evolve, as we adjust to the changing landscape of the lending world, we remain committed to managing the company conservatively. To that end, we have restructured our management team to allow for heightened specialization on the part of team members, and continue to improve the lending procedures that we employ.

Quest clearly had a banner year in 2006, where we met or exceeded all of our internal targets. During the year we realigned our focus, and concentrated more of our efforts on the British Columbia and Alberta real estate markets. I expect a further realignment will occur this year, as we focus on those areas that we consider lowest risk, with the highest return potential. Clearly, having loans with an average duration of 14 months allows for rapid refocusing of the portfolio, as we see risk changing. This flexibility, I am confident, will allow Quest to continue to grow its business and remain among the most profitable companies in its peer group.
I want to congratulate all the members of the Quest team for a job well done. And I want to thank you, our shareholders, for your ongoing support, without which our goals would have been unattainable.

Sincerely,

Bob Buchan
Executive Chairman

Letter to shareholders

Dear fellow shareholders,
We are pleased to report to our fellow shareholders that 2006 was another successful year for
Quest. By adhering to the tenets of our investment strategy, we significantly improved profitability while continuing to post solid growth. In 2006, the loan portfolio increased by 116% to $269.5 million from $124.5 million in 2005. This translated into record earnings before taxes of $37.0 million or $0.27 per share in 2006, compared to $17.2 million or $0.17 per share in 2005. The continuous year-over-year improvement in our financial performance is a reflection of the soundness of our investment principles.

At the end of the year, 87% of our loan portfolio was in first and second real estate mortgages primarily in British Columbia and Alberta. The continued strength in these real estate markets and the buoyant outlook for 2007 support this investment strategy. In addition, we are positioning ourselves to take advantage of opportunities in other geographical areas such as Ontario and Quebec.

Continued growth and evolution at Quest has necessitated changes within our management structure. This is evidenced by the increased specialization for which each of our team members is now responsible. The appointment of Kenneth Gordon as Chief Operating Officer is a testament to our commitment to strengthen our presence in the real estate sector. With over 30 years of Canadian and international mortgage lending experience, including five years as Vice-President of the Caisse de dépôt et placement du Québec, Mr. Gordon will be instrumental in managing Quest’s growth. In keeping with the company’s growth strategy, he has recently appointed a Vice-President-Originations, Prairies based in Calgary and a Vice-President - Funding and Administration based in Vancouver. The evolving management team will enhance operating and control processes as we manage our growth in an efficient manner.

As a rapidly growing lender, the credit quality in our loan portfolio has been, and continues to be, of paramount importance. In this regard, we are continuously evaluating the impact of rising construction costs and increasing interest rates. We are also monitoring the slowdown in the housing market in the United States and its possible effects on the Canadian marketplace, as well as the potential impact of the difficulties facing the sub-prime mortgage industry south of the border.

It is noteworthy that Quest has no material direct exposure to the United States market, nor to single family residential housing that would be impacted by these changes. At Quest, each opportunity will continue to be evaluated in the context of the particular market dynamics and we will invest only when the risk/reward profile is one that is synchronized with our corporate and strategic growth objectives.

With a refined focus on real estate and a dedicated team of professionals Quest is well positioned for a successful 2007. We would like to thank our employees for their dedication and the shareholders for their continued support.

Yours truly,

Brian E. Bayley President and Chief Executive Officer	A. Murray Sinclair Managing Director

Ken Gordon
Chief Operating Officer

9

As Quest has continued to evolve, we have maintained our focus on valuation and credit management, while developing a first-rate deal generation network and building solid relationships with our syndication partners. In order to properly manage this growth, the Quest management team has been restructured to allow for increased specialization by each team member.

Management Discussion and Analysis for the year ended December 31, 2006

Financial Statements for the year ended December 31, 2006

DIRECTORS	OTHER OFFICERS
BOB BUCHAN Executive Chairman	KEN GORDON Chief Operating Officer
BRIAN E. BAYLEY President and CEO	NARINDER NAGRA Chief Financial Officer
A. MURRAY SINCLAIR Managing Director	DEREK WASSON Senior Vice President
ROBERT ATKINSON [2,3,4]	MICHAEL ATKINSON Vice President
W. DAVID BLACK 1.2,3,4	JEFF BEAUCAGE Vice President - Originations, Prairies
DANIEL GOODMAN [3]	COLLEEN DICKSON Vice President
MICHAEL C.P. HANNESSON [1,4]	MARK MONAGHAN Vice President
HENRY J. KNOWLES [3]	SANDRA LEE Corporate Secretary
EDWARD L. MERCALDO [1]
MICHAEL D. WINN [4]

 1  Audit committee
 2 Corporate Governance Committee
 3 Compensation Committee
 4  Credit Committee
HEAD OFFICE Suite 300, 570 Granville Street Vancouver, British Columbia Canada V6C 3P1 Tel: (604) 68-QUEST (604) 687-8378 Fax: (604) 681-4692	SOLICITOR DuMoulin Black LLP Vancouver, British Columbia AUDITOR PricewaterhouseCoopers LLP Vancouver, British Columbia
TORONTO OFFICE Suite 3110, 77 King Street West P.O. Box 157 Royal Trust Tower Toronto-Dominion Centre Toronto, Ontario Canada M5K 1H1 Tel: (416) 367-8383 Fax: (416) 367-4624	REGISTRAR AND TRANSFER AGENT Computershare Trust Company of Canada Vancouver, British Columbia SHARE CAPITALIZATION December 31, 2006 Common Shares Issued and Outstanding: 144,842,628
CALGARY OFFICE Suite 227, 200 Barclay Parade Southwest Calgary, Alberta Canada T2P 4R5 Tel (403) 264-9672 Fax (403) 269-3614	SHARES LISTED Exchange and Symbol TSX - QC AIM - QCC AMEX - QCC
WEB SITE www.questcapcorp.com	ANNUAL GENERAL MEETING The National Club 303 Bay Street Toronto, Ontario, M5H 2R1 April 30, 2007 - 4:30 pm, Toronto Time